BTQ Technologies Submits Application to List on NASDAQ

Vancouver, February 19, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce it has filed an application to list its common shares on the NASDAQ Capital Market (the "Nasdaq"). The Company will continue to maintain the listing of its common shares on the CBOE Canada exchange under the symbol "BTQ."

"We are excited to take this significant step in our growth journey by applying for a listing on the Nasdaq, one of the world's most prestigious stock exchanges," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "We believe a Nasdaq listing will increase our visibility, expand our access to institutional and retail investors in the U.S. and globally, and further establish BTQ as a leader in quantum-secure communications and cryptographic solutions."

In anticipation of its proposed Nasdaq listing, BTQ Technologies will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission (the "SEC").

The listing of the Company's common shares on the Nasdaq remains subject to the approval of the Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the SEC declaring the Form 40-F Registration Statement effective. No assurance can be given that such application will be approved or that such listing will be completed. The Company will provide updates on its progress as additional information becomes available.

About BTQ

BTQ Technologies Corp. (CBOE CA: BTQ, FSE: NG3, OTCQX: BTQQF) was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither CBOE Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, the continued listing on CBOE Canada, the completion of the Nasdaq listing and the filing and effectiveness of the Form 40-F Registration Statement, anticipated markets in which the Company may be listing its common shares and benefits of such listings. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the ability to achieve benefits from a Nasdaq listing; the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any forward-looking information or forward-looking statements, except in accordance with applicable securities laws.